

Mail Stop 4720

July 12, 2018

Alan W. Jackson
Executive Vice President and
Chief Financial Officer
Capital Bancorp, Inc.
One Church Street
Rockville, MD 20850

> **Re: Capital Bancorp, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 5, 2018**
> **CIK No. 0001419536**

Dear Mr. Jackson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2018 letter.

Risk Factors

Delinquencies and credit losses from our OpenSky credit card division could adversely affect our business, financial condition and results of operations, page 28

1.   We note your revised disclosure on page 28 in response to comment four. Please revise your document to provide more transparent and granular disclosure regarding how credit cards issued by OpenSky are secured or partially-secured, by requiring customer funds/other collateral to be held by the bank as a condition of issuance and for which would be available for any of the loss activities. If there are differing levels of required

security, please describe those material terms by type of card or other factors considered when determining card eligibility, etc.

Certain Relationships and Related Party Transactions

Church Street Capital, page 142

2.   We note your revisions in response to comment 6. Please disclose the material terms of the participation loans sold to related persons, e.g. price paid, interest rate, etc. Please also make corresponding revisions in the previous subheading with respect to the loan participations sold by your Bank. Please refer to Item 404(a) and Item 404(d) of Regulation S-K for guidance.

Notes to Consolidated Financial Statements December 31, 2017, 2016, 2015

Note 11 – Related-Party Transactions, page F-60

3.   We note your disclosure regarding deposits from officers and directors and their related interests of $178.0 million. Please revise to disclose all material related party transactions on the face of your balance sheet, income statement and statement of cash flows. Refer to ASC 235-10-S99-1(k).

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Financial Services

cc: William H. Levay, Esq.